Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     Date, Time and Place: On August 08, 2019, at 11 a.m., at the branch of Suzano S.A. (“Company”) at Estrada do Lageado, without No., in the City of Limeira, State of São Paulo, the Board of Directors were met.

2.                                     Attendance: The following members of the Board of Directors of the Company were present in the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Marcelo Feriozzi Bacci was invited to make a presentation.

3.                                     Chairman and Secretary: Mr. David Feffer presided the Meeting and Mr. Vitor Tumonis acted as secretary.

4.                                     Agenda: To resolve on (i) the modification of the number of ordinary shares composing each of the American Depositary Receipts (“ADRs”) of the Company; and (ii) the authorization to the Executive Officers of the Company to take all the necessary, related and/or complementary acts requested for or convenient to the implementation to the first resolution.

5.                                     Minutes in Summary Form: The members of the Board of Directors, by unanimous vote, has authorized the drawing-up of these minutes in summary form.

6.                                     Presentation, Discussions and Resolution: After analyzing and discussing the agenda, the present Directors, by unanimous vote and without any restrictions, resolved to (i) approve the modification from the current ratio of two ordinary shares issued by the Company to each ADR, to the ratio of one ordinary share issued by the Company to each ADR, being this modification subject to the approval of the Brazilian Securities and Exchange Commission (“CVM”);  and (ii) to authorize the Executive Officers of the Company to take all the necessary, related and/or complementary acts requested for or convenient to the implementation of the resolution (i) above, including, but not limited to, any act or procedure before the CVM.

7.                                     CLOSING: There being no further matters to be discussed, the meeting was adjourned. The minutes of the Meeting were drawn up, read and approved by all members of the Board of Directors present.

(page of signatures of the Minutes of the Meeting of the Board of Directors of Suzano S.A., held on August 08, 2019 at 11a.m.)

Limeira, SP, August 08, 2019.

David Feffer	Vitor Tumonis
Chairman of the Meeting and Chairman of the Board of Directors	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice Chairman of the Board of Directors	Vice Chairman of the Board of Directors

Antonio de Souza Corrêa Meyer	Jorge Feffer
Director	Director

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

Ana Paula Pessoa	Rodrigo Kede de Freitas Lima
Director	Director